Simplify Exchange Traded Funds

54 W. 40th Street

New York, New York 10018

July 30, 2021

Public Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Simplify Exchange Traded Funds (CIK No. 0001810747, File Nos. 333-238475; 811-23570) Request for Withdrawal of Amendment to Registration Statement on Form N-1A

Dear Securities and Exchange Commission (“SEC”) Representative:

On behalf of Simplify Exchange Traded Funds, a registered investment company (the “Trust” or “Registrant”), pursuant to Rule 477 under the Securities Act of 1933 (the “Securities Act”), as amended, the Trust hereby respectfully requests the withdrawal of Post-Effective Amendment No. 10 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) (Accession No. 0001829126-21-001373). The Amendment was filed on March 9, 2021 pursuant to Securities Act Rule 485(a) for the purpose of registering shares of the Simplify Credit Hedge ETF (the “Fund”) for sale to the public. The effective date of the Amendment has been most-recently delayed to August 2, 2021, pursuant to several delaying amendments filed pursuant to Securities Act Rule 485(b)(1)(iii). The Trust requests this withdrawal because it has determined not to offer shares of the Fund to the public. No securities were offered or sold pursuant to the Amendment. The Registrant requests that the SEC grant its request for withdrawal of the Amendment as soon as is practicable.

It is the Registrant’s understanding that this application for withdrawal of the Amendment will be deemed granted as of the date that it is filed with the SEC, unless the Registrant receives notice from the SEC that this application will not be granted.

Please direct any questions concerning this letter to Brian Doyle-Wenger at Thompson Hine LLP, counsel to the Trust, at (614) 469-3294.

Very truly yours,

/s/ Paul Kim

Paul Kim

President

Simplify Exchange Traded Funds